FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on September 18, 2007

EXHIBIT 1

STEALTHGAS INC. ANNOUNCES ELEVEN CHARTER RENEWALS AT HIGHER RATES AND NEW CHARTER EMPLOYMENT FOR VESSEL TO BE DELIVERED IN OCTOBER

ATHENS, GREECE, September 18, 2007.  STEALTHGAS INC. (NASDAQ: GASS) (the “Company”), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today that it has entered into new time charter agreements for M/V “Gas Sophie”, M/V “Gas Czar” and M/V “Gas Nemesis”. In addition, the Company has entered into a new bareboat charter for M/V “Gas Ice” and extended time charters for M/V “Gas Renovatio”, M/V “Gas Zael”, M/V “Gas Sincerity”, M/V “Gas Shanghai”, M/V “Gas Kalogeros”, M/V “Gas Legacy”, M/V “Gas Icon” and the M/V “Gas Spirit”, as described below.

The M/V “Gas Sophie”, upon its scheduled delivery to the Company in October 2007 will be deployed on a time charter for 12 months to an international gas trader. The vessel is a 1995 built 3,500 cbm, Fully Pressurized (“F.P.”) LPG carrier that the Company agreed to acquire in early April 2007.

The M/V “Gas Czar” and M/V “Gas Nemesis” have entered into new time charters both for 12 months commencing in December 2007 and May 2008, respectively, to an international gas trader.

The M/V “Gas Renovatio” has extended its existing time charter for an additional 12 months, commencing in January 2008, to an international gas trader.

The M/V “Gas Zael” and M/V “Gas Sincerity” have each extended their existing time charters for an additional 12 months to an oil major, commencing in March and July of 2008, respectively.

The M/V “Gas Shanghai” has extended its existing time charter for an additional 12 months, commencing in September 2008, to an international gas trader.

Both the M/V “Gas Kalogeros” and the M/V “Gas Legacy” have extended their existing time charters for an additional two years, both commencing in April 2008, and both to an oil major.

The M/V “Gas Spirit” has extended its existing time charter for an additional two years commencing in June 2008 to an oil major.

The M/V “Gas Icon” has also extended its existing charter for two years commencing in July 2008 to an oil major.

Lastly, the M/V “Gas Ice” upon the expiration of its current bareboat charter in April 2008, has entered into a new bareboat charter for a period of three years commencing in April 2008 to a European ship operator.

The aggregate revenue per calendar month for the above detailed charters is $3,088,000.

CEO Harry Vafias commented, “We are very pleased to announce these fixtures as, excluding the new charter for the M/V “Gas Sophie”, eight out of the eleven charters we are announcing today are renewals with existing charterers for the vessels they are currently chartering, which emphasizes the trust and relationships that we have built with these major international operators in the LPG industry. I am also pleased to announce that the renewals represent an overall 15.9% increase over the current prevailing rates being earned by the vessels detailed above.

The above-mentioned charters demonstrate our commitment to having a transparent earnings stream and we now have some 82% of our fleet under period contracts for 2008 and 40% for 2009. As we have discussed previously, we believe that the outlook for our sector remains positive over the next two to three years and in this context, many of these renewals have been negotiated in advance of the expiry of their current charter and in our opinion, provides further proof of the improving market conditions for our company, as charterers are seeking to secure quality tonnage on a period basis. However, on a cautionary note, I should also add that we are continuing to face shortages of well qualified crew, and this is leading to further upward pressure on wages required to be paid to secure the availability of crew to man our vessels. Nevertheless, on an overall basis, we believe that the above detailed charters represent a positive outlook for the earnings of our company going into 2008 and beyond”.

Fleet Profile and Fleet Deployment:

The table below show the Company’s fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
CURRENT FLEET
Gas Cathar (2)	7,517	F.P.	2001	Oct-05	Time Charter	Aug-08
Gas Marathon (3)	6,572	F.P.	1995	Nov-05	Bareboat	Oct-09
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-08
Gas Amazon (4)	6,526	F.P.	1992	May-05	Time Charter	Nov -08
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-10
Gas Nemesis (5)	5,016	F.P.	1995	Jun-06	Time Charter	May-09
Lyne (6)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-08
Birgit Kosan(7)	5,012	F.P.	1995	Apr-05	Bareboat	Oct-11
Catterick (8)	5,001	F.P	1995	Nov-05	Time Charter	Jan-09
Sir Ivor (9)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Icon (10)	5,000	F.P.	1994	Jun-07	Time Charter	Jul-10
Gas Kalogeros (11)	5,000	F.P.	2007	Jul-07	Time Charter	Apr-10
Gas Sincerity (12)	4,123	F.P.	2000	Nov-05	Time Charter	Jul-09
Gas Spirit (13)	4,112	F.P.	2001	Dec-05	Time Charter	Jun-10
Gas Zael (14)	4,111	F.P.	2001	Dec-05	Time Charter	Mar-09
Gas Courchevel	4,109	S.R.	1991	Nov-04	Spot	-
Gas Prophet (15)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (16)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-09
Sea Bird II	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug-08
Gas Czar (17)	3,510	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Legacy (18)	3,500	F.P.	1998	Oct-05	Time Charter	Apr-10
Gas Fortune (19)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Eternity (20)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Sikousis (21)	3,500	F.P.	2006	Aug-07	Time Charter	May-09
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice (22)	3,434	S.R.	1991	Apr-05	Bareboat	Apr-11
Gas Renovatio (23)	3,313	F.P.	1997	May-07	Time Charter	Jan-09
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	Mar-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Jul-08
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07
Gas Prodigy (24)	3,014	F.P.	1995	Oct-05	Time Charter	Dec-08
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09
FLEET TOTAL	153,929 Cbm
36 VESSELS
Additional Vessels (with expected delivery date)
Gas Premiership (25)	7,200	F.P.	2001	Feb-08	Time Charter	Feb-12
Gas Haralambos (26)	7,000	F.P.	Oct-07	Oct-07	Time Charter	Oct-09
Gas Sophie (27)	3,500	F.P.	1995	Oct-07	Time Charter	Oct-08
FLEET TOTAL	171,629 cbm
39 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

(1)

Earliest date charters could expire.  Most charters include options to shorten or extend their term.

(2)

Gas Cathar is currently employed under a time charter with an initial term expiring in August 2007, which has been extended to August 2008.

(3)

Gas Marathon is currently employed under a bareboat charter with an initial term expiring in October 2007. Thereafter she will be re-employed on a bareboat charter October 2009.

(4)

Gas Amazon is currently employed under a time charter with an initial term expiring in November 2007, which has been extended to November 2008.

(5)

Gas Nemesis is currently employed under a time charter until May 2008. Thereafter, she will be employed under a new time charter until May 2009.

(6)

Lyne is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for an additional year.

(7)

Birgit Kosan is currently employed under a bareboat charter until October 2007. Thereafter she will be re-employed on a bareboat charter until September 2011.

(8)

Catterick is currently employed under a time charter with an initial term expiring in January 2008, which has been extended to January 2009.

(9)

Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at the charter’s option, the bareboat charter can be extended for an additional year.

(10)

Gas Icon is currently employed under a time charter with an initial term expiring in July 2008, which has been extended for two years until July 2010.

(11)

Gas Kalogeros is currently employed under a time charter until May 2008, which has been extended to April 2010.

(12)

Gas Sincerity is currently employed under a time charter until July 2008, which has been extended to July 2009.

(13)

Gas Spirit is currently employed under a time charter until June 2008, which has been extended to June 2010.

(14)

Gas Zael is currently employed under a time charter until March 2008, which has been extended to March 2009.

(15)

Gas Prophet has for the three year duration of bareboat charter been renamed the M.T. Ming Long.

(16)

Gas Shanghai is currently employed under a time charter until September 2008, which has been extended until September 2009.

(17)

Gas Czar is currently employed under a time charter until December 2007. Thereafter, she will be employed under a new time charter until December 2008.

(18)

Gas Legacy is currently employed under a time charter until April 2008, which has been extended for two years until April 2010.

(19)

Gas Fortune is currently employed under a time charter expiring in December 2007, which has been extended until December 2008.

(20)

Gas Eternity has for the duration of bareboat charter been renamed the M.T. Yu Tian 9.

(21)

Gas Sikousis is currently employed under a time charter until May 2009. Thereafter, at the charterer’ option, the time charter can be extended for two one-year periods, the first one to be negotiated in May 2009.

(22)

Gas Ice is currently employed under a bareboat charter until April 2008. Thereafter, she will be employed under a new three year bareboat charter, until April 2011.

(23)

Gas Renovatio is currently employed under a time charter until January 2008, which has been extended for twelve months until January 2009.

(24)

Gas Prodigy is currently employed under a time charter expiring in December 2007, which has been extended until December 2008.

(25) Gas Premiership will commence a four year charter upon expected delivery in February 2008 expiring in February 2012.

(26) Gas Haralambos will commence a two year charter upon expected delivery in October 2007 expiring in October 2009.

(27)

Gas Sophie will commence a one year charter upon expected delivery in October 2007 expiring in October 2008.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 36 LPG carriers with a total capacity of 153,929 cubic meters (cbm). In addition, the company has agreed to acquire one re-sale newbuilding LPG carrier expected to be delivered to it in October 2007. It has also entered into agreements to acquire two additional second-hand LPG carriers with expected delivery of one in October 2007 and the other in February 2008. Once these acquisitions are complete, STEALTHGAS INC.’s fleet will be composed of 39 LPG carriers with a total capacity of 171,629 cubic meters (cbm). STEALTHGAS Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated: September 18, 2007                    By:    /s/ Andrew J. Simmons

 -----------------------

Andrew J. Simmons

 Chief Financial Officer

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